Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

January 24, 2017

JANUS CAPITAL GROUP INC. ANNOUNCES

FOURTH QUARTER AND FULL-YEAR 2016 RESULTS

Fourth quarter earnings of $0.17 per diluted share,

or $0.20 as adjusted for merger-related costs

DENVER — Janus Capital Group Inc. (“JCG”) (NYSE: JNS) today reported fourth quarter 2016 net income of $30.9 million, or $0.17 per diluted share, compared with third quarter 2016 net income of $41.1 million, or $0.22 per diluted share, and net income of $46.6 million, or $0.25 per diluted share, in the fourth quarter 2015.

For the full year 2016, net income totaled $146.1 million, or $0.78 per diluted share, compared with net income of $155.8 million, or $0.80 per diluted share for 2015.

Fourth quarter 2016 net income adjusted for merger-related costs was $37.9 million, or $0.20 per diluted share. Full year 2016 net income adjusted for merger-related costs was $157.3 million, or $0.84 per diluted share while full year 2015 net income adjusted for the loss on extinguishment of debt was $178.6 million, or $0.92 per diluted share. See non-GAAP financial measures reconciliation for additional information.

Assets Under Management and Flows

Average assets under management during the fourth quarter 2016 were $191.9 billion compared with $195.6 billion during the third quarter 2016 and $191.2 billion during the fourth quarter 2015.

At December 31, 2016, JCG’s assets under management totaled $194.5 billion compared with $195.1 billion at September 30, 2016, and $189.1 billion at December 31, 2015. The decrease in assets under management during the fourth quarter 2016 reflects market depreciation of $0.2 billion and long-term net outflows of $0.3 billion. Fixed income and fundamental equity (Janus and Perkins equity) long-term net inflows were $1.1 billion and $0.2 billion in the fourth quarter 2016, respectively, while mathematical equity net outflows totaled $1.6 billion.

Investment Performance

As of December 31, 2016, 58% of complex-wide mutual funds had a 4- or 5-star Overall Morningstar RatingTM.(1)

As of December 31, 2016, 46%, 81% and 73% of fundamental equity mutual fund assets ranked in the top half of their Morningstar categories on a one-, three- and five-year total return basis, respectively.(2)

As of December 31, 2016, 11%, 16% and 84% of fixed income mutual fund assets ranked in the top half of their Morningstar categories on a one-, three- and five-year total return basis, respectively.(3)

As of December 31, 2016, 0%, 6% and 15% of mathematical equity relative return strategies surpassed their respective benchmarks, net of fees, over the one-, three- and five-year periods, respectively.(4)

(1)         For the period ending December 31, 2016, 38%, 51% and 58% of complex-wide mutual funds had a 4- or 5-star Morningstar rating for the 3-, 5- and 10-year periods based on risk-adjusted returns for 50, 47 and 36 funds, respectively. 50 funds were included in the analysis for the Overall period.

(2)         References Morningstar relative performance on an asset-weighted basis. For the 10-year period ending December 31, 2016, 77% of the fundamental equity mutual fund assets outperformed the majority of their Morningstar peers based on total returns. For the 1-, 3-, 5- and 10-year periods ending December 31, 2016, 38%, 74%, 62% and 73% of the 40, 39, 37 and 30 fundamental equity mutual funds outperformed the majority of their Morningstar peers based on total returns.

(3)         References Morningstar relative performance on an asset-weighted basis. For the 10-year period ending December 31, 2016, 100% of the fixed income mutual fund assets outperformed the majority of their Morningstar peers based on total returns. For the 1-, 3-, 5- and 10-year periods ending December 31, 2016, 33%, 33%, 67% and 100% of the 9, 6, 6 and 4 fixed income mutual funds outperformed the majority of their Morningstar peers based on total returns.

(4)         Mathematical relative return strategies exclude absolute volatility strategies. For the period ending December 31, 2016, 0%, 40%, 33% and 33% of the mathematical equity mutual funds were beating their benchmarks on a 1-, 3-, 5-year and since-fund inception basis. Funds included in the analysis and their inception dates are: INTECH U.S. Core Fund — Class T (2/03); INTECH U.S. Managed Volatility Fund — Class I (12/05); INTECH International Managed Volatility Fund — Class I (5/07); INTECH Global Income Managed Volatility Fund — Class I (12/11), Janus Aspen INTECH U.S. Low Volatility Portfolio — Service Shares (9/12) and INTECH Emerging Markets Managed Volatility Fund — Class I (12/14).

Financial Discussion

Financial Highlights

(dollars in millions, except per share data or as noted)

	Three Months Ended		Year Ended
	December 31,	September 30,	December 31,	December 31,
	2016	2016	2016	2015

Average Assets Under Management (in billions)	$191.9	$195.6	$189.3	$190.6
Ending Complex-Wide Assets (in billions)	$196.8	$198.9	$196.8	$192.3
Operating Revenues	$251.4	$258.9	$1,010.7	$1,076.2
Operating Expenses	$189.6	$189.6	$749.1	$753.9
Operating Income	$61.8	$69.3	$261.6	$322.3
Operating Margin	24.6%	26.8%	25.9%	29.9%

Net Income Attributable to JCG	$30.9	$41.1	$146.1	$155.8

Diluted Earnings per Share	$0.17	$0.22	$0.78	$0.80

Fourth quarter 2016 revenues of $251.4 million decreased from third quarter 2016 due to lower investment management fees as a result of lower average assets under management. Higher negative performance fees in the fourth quarter 2016 also contributed to the decrease in revenue.

Capital and Liquidity

At December 31, 2016, JCG had total equity of $1.7 billion, cash and investments of $795.7 million and outstanding debt of $406.3 million.

Cash flows from operations during the fourth quarter 2016 were $94.5 million compared with $110.1 million during the third quarter 2016 and $124.0 million during the fourth quarter 2015.

On January 19, 2017, JCG’s Board of Directors declared a regular quarterly cash dividend of $0.11 per share. The quarterly dividend will be paid on February 17, 2017, to stockholders of record at the close of business on February 6, 2017.

Consistent with past practice, JCG intends to declare a regular quarterly cash dividend in April 2017, subject to the Board’s approval.

Fourth Quarter 2016 Earnings Call Information

JCG will host a conference call and webcast to discuss its results on Tuesday, January 24, 2017, at 10 a.m. Eastern Time. To participate in the conference call, please dial (888) 397-5338 in the U.S. and Canada or (719) 325-2145 internationally. The webcast as well as the slides used during the presentation can be accessed via the investor relations section of Janus Capital Group’s website (http://ir.janus.com). Access to the webcast replay will be available for a period of at least seven days following the call.

About Janus Capital Group Inc.

Janus Capital Group Inc. (JCG) is a global investment firm dedicated to delivering better outcomes for clients through a broad range of investment solutions, including fixed income, equity, alternative and multi-asset class strategies. It does so through a number of distinct asset management platforms, including investment teams within Janus Capital Management LLC (Janus), as well as INTECH Investment Management LLC (INTECH), Perkins Investment Management LLC (Perkins) and Kapstream Capital Pty Limited (Kapstream), in addition to a suite of exchange-traded products. Each team brings distinct asset class expertise, perspective, style-specific experience and a disciplined approach to risk. Investment strategies are offered through open-end funds domiciled in both the U.S. and offshore, as well as through separately managed accounts, collective investment trusts and exchange-traded products. Based in Denver, JCG also has offices located in 12 countries throughout North America, Europe, Asia and Australia. The firm had complex-wide assets under management and ETN assets totaling $196.8 billion as of December 31, 2016.

Investor Relations Contact:	Media Contact:
John Groneman	Erin Passan
john.groneman@janus.com	erin.passan@janus.com
(303) 336-7466	(303) 394-7681

JANUS CAPITAL GROUP INC.

UNAUDITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in millions, except per share data or as noted)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Revenues:
Investment management fees	$223.3	$226.7	$226.4	$878.2	$913.7
Performance fees	(14.1)	(11.8)	(1.9)	(36.6)	(9.8)
Shareowner servicing fees and other	42.2	44.0	43.3	169.1	172.3
Total revenues	251.4	258.9	267.8	1,010.7	1,076.2

Operating expenses:
Employee compensation and benefits	86.6	85.9	84.0	344.0	352.5
Long-term incentive compensation	19.4	21.0	19.3	78.9	76.8
Marketing and advertising	6.5	4.3	5.9	23.0	22.0
Distribution	33.3	34.0	35.3	133.0	141.0
Depreciation and amortization	8.5	9.0	9.0	35.5	33.0
General, administrative and occupancy	35.3	35.4	33.5	134.7	128.6
Total operating expenses	189.6	189.6	187.0	749.1	753.9

Operating income	61.8	69.3	80.8	261.6	322.3

Interest expense	(5.2)	(5.3)	(5.2)	(20.8)	(27.7)
Investment gains(losses), net	(6.4)	1.5	(2.3)	(2.5)	(8.2)
Other income(expense), net	(0.1)	1.0	4.3	3.9	3.2
Loss on early extinguishment of debt	—	—	—	—	(36.3)
Income tax provision	(19.0)	(23.5)	(29.3)	(90.9)	(94.0)

Net income	31.1	43.0	48.3	151.3	159.3

Net income attributable to noncontrolling interests	(0.2)	(1.9)	(1.7)	(5.2)	(3.5)

Net income attributable to JCG	$30.9	$41.1	$46.6	$146.1	$155.8

Net income attributable to JCG	$30.9	$41.1	$46.6	$146.1	$155.8
Less: Allocation of earnings to participating restricted stock awards	1.1	1.6	1.6	5.5	5.5
Net income attributable to JCG common shareholders	$29.8	$39.5	$45.0	$140.6	$150.3

Basic weighted-average shares outstanding (in millions)	176.0	176.1	178.0	177.0	179.7
Diluted weighted-average shares outstanding (in millions)	180.0	181.1	183.6	181.2	186.8

Diluted earnings per share	$0.17	$0.22	$0.25	$0.78	$0.80

Average assets under management (in billions)	$191.9	$195.6	$191.2	$189.3	$190.6

JANUS CAPITAL GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in millions)

	December 31,	December 31,
	2016	2015
Assets
Cash and cash equivalents	$485.9	$364.4
Investment securities	212.1	327.1
Other assets	178.8	182.2
Property, equipment and software, net	34.2	38.7
Intangible assets and goodwill, net	1,940.9	1,955.3
Assets of consolidated variable interest entities	98.0	—
Total assets	$2,949.9	$2,867.7

Liabilities and equity
Debt	$406.3	$402.3
Other liabilities	277.9	272.6
Deferred income taxes	502.8	498.9
Liabilities of consolidated variable interest entities	0.5	—
Redeemable noncontrolling interests	43.1	21.8
Total equity	1,719.3	1,672.1
Total liabilities, redeemable noncontrolling interests and equity	$2,949.9	$2,867.7

UNAUDITED CONDENSED CONSOLIDATED

CASH FLOW INFORMATION

(dollars in millions)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Cash provided by (used in):
Operating activities	$94.5	$110.1	$124.0	$262.2	$274.4
Investing activities	39.2	(37.6)	5.4	13.3	(150.7)
Financing activities	(16.4)	(40.5)	(57.5)	(153.3)	(207.2)
Effect of exchange rate changes	(0.5)	—	0.1	(0.7)	(4.6)
Net change during period	$116.8	$32.0	$72.0	$121.5	$(88.1)

JANUS CAPITAL GROUP INC.

ASSETS & FLOWS BY INVESTMENT DISCIPLINE

(dollars in billions)

	Growth / Core (1)(4)	Global / International (4)	Mathematical Equity	Fixed Income (1)	Value	Total Company (Excluding Money Market and ETNs)	Exchange- Traded Notes (“ETNs”) (3)	Money Market	Total Company
QUARTERLY
December 31, 2016	$70.1	$19.6	$46.7	$47.2	$9.8	$193.4	$2.3	$1.1	$196.8
Sales	4.6	0.9	1.1	5.5	0.6	12.7	2.8	0.2	15.7
Redemptions	(3.5)	(1.7)	(2.7)	(4.4)	(0.7)	(13.0)	(4.5)	(0.3)	(17.8)
Net Sales (Redemptions)	1.1	(0.8)	(1.6)	1.1	(0.1)	(0.3)	(1.7)	(0.1)	(2.1)
Market/Fund Performance	0.9	(0.8)	0.1	(0.9)	0.5	(0.2)	0.2	—	(0.0)
September 30, 2016	$68.1	$21.2	$48.2	$47.0	$9.4	$193.9	$3.8	$1.2	$198.9
Sales	3.1	0.8	0.6	2.8	0.9	8.2	3.0	0.1	11.3
Redemptions	(3.5)	(1.3)	(2.4)	(2.9)	(0.5)	(10.6)	(3.0)	(0.2)	(13.8)
Net Sales (Redemptions)	(0.4)	(0.5)	(1.8)	(0.1)	0.4	(2.4)	—	(0.1)	(2.5)
Market/Fund Performance	3.0	1.3	0.9	1.0	0.5	6.7	—	—	6.7
June 30, 2016	$65.5	$20.4	$49.1	$46.1	$8.5	$189.6	$3.8	$1.3	$194.7
Sales	3.9	0.6	1.3	3.7	0.4	9.9	2.7	0.2	12.8
Redemptions	(3.0)	(1.1)	(2.0)	(3.3)	(0.5)	(9.9)	(2.4)	(0.2)	(12.5)
Net Sales (Redemptions)	0.9	(0.5)	(0.7)	0.4	(0.1)	0.0	0.3	—	0.3
Market/Fund Performance	0.7	0.4	1.0	0.5	0.3	2.9	0.2	—	3.1
March 31, 2016	$63.9	$20.5	$48.8	$45.2	$8.3	$186.7	$3.3	$1.3	$191.3
Sales	3.3	0.6	2.1	3.6	0.4	10.0	3.8	0.2	14.0
Redemptions	(3.2)	(1.4)	(1.4)	(3.7)	(0.6)	(10.3)	(3.2)	(0.2)	(13.7)
Net Sales (Redemptions)	0.1	(0.8)	0.7	(0.1)	(0.2)	(0.3)	0.6	—	0.3
Market/Fund Performance	(0.7)	(1.6)	0.5	0.9	0.1	(0.8)	(0.5)	—	(1.3)
December 31, 2015	$64.5	$22.9	$47.6	$44.4	$8.4	$187.8	$3.2	$1.3	$192.3
Sales	3.2	1.3	1.5	5.8	0.3	12.1	2.6	0.1	14.8
Redemptions	(3.6)	(1.7)	(3.0)	(3.4)	(1.0)	(12.7)	(1.9)	(0.1)	(14.7)
Net Sales (Redemptions)	(0.4)	(0.4)	(1.5)	2.4	(0.7)	(0.6)	0.7	—	0.1
Market/Fund Performance	3.8	1.1	2.5	0.4	0.4	8.2	(1.0)	—	7.2
September 30, 2015	$61.1	$22.2	$46.6	$41.6	$8.7	$180.2	$3.5	$1.3	$185.0

ANNUAL
December 31, 2016	$70.1	$19.6	$46.7	$47.2	$9.8	$193.4	$2.3	$1.1	$196.8
Sales	14.9	2.9	5.1	15.6	2.3	40.8	12.3	0.7	53.8
Redemptions	(13.2)	(5.5)	(8.5)	(14.3)	(2.3)	(43.8)	(13.1)	(0.9)	(57.8)
Net Sales (Redemptions)	1.7	(2.6)	(3.4)	1.3	—	(3.0)	(0.8)	(0.2)	(4.0)
Market/Fund Performance	3.9	(0.7)	2.5	1.5	1.4	8.6	(0.1)	—	8.5
December 31, 2015	$64.5	$22.9	$47.6	$44.4	$8.4	$187.8	$3.2	$1.3	$192.3
Sales	13.7	9.4	6.6	16.2	1.8	47.7	12.6	0.7	61.0
Redemptions	(14.0)	(7.2)	(11.0)	(12.9)	(5.2)	(50.3)	(9.3)	(0.7)	(60.3)
Net Sales (Redemptions)	(0.3)	2.2	(4.4)	3.3	(3.4)	(2.6)	3.3	—	0.7
Market/Fund Performance	1.4	(0.1)	1.0	(0.4)	(0.4)	1.5	(2.5)	—	(1.0)
Acquisitions (2)	—	—	—	7.1	—	7.1	—	—	7.1
December 31, 2014	$63.4	$20.8	$51.0	$34.4	$12.2	$181.8	$2.4	$1.3	$185.5

Notes:

(1)  Growth / Core and Fixed Income assets and flows reflect an even split of the Janus Balanced Fund between the two categories.

(2)  Kapstream was acquired on July 1, 2015.

(3)  ETN sales and redemptions across all periods were adjusted due to a revised reporting method by the subsidiary; ending and average assets were not impacted.

(4)  Assets and flows for all time periods reflect a recategorization of the Janus Global Real Estate Fund from the Growth / Core to Global / International discipline.

Non-GAAP Financial Measures

The Company presents adjusted operating income and adjusted net income attributable to JCG as non-GAAP financial measures. Management believes these non-GAAP measures provide greater transparency into our business on an ongoing operations basis and allow more appropriate comparisons with industry peers. Management uses these performance measures to evaluate the business, and they are consistent with internal management reporting. The most directly comparable GAAP measures are operating income and net income attributable to JCG.

These non-GAAP measures should not be considered as substitutes for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate. The tax effect related to reconciling items has been calculated based on the tax rate attributable to the jurisdiction to which the transaction relates.

The following are reconciliations of GAAP basis operating income and net income attributable to JCG to adjusted operating income and adjusted net income attributable to JCG. Amounts are presented in millions, except per share amounts and operating profit percentages.

	Three Months Ended		Year Ended
	December 31,	September 30,	December 31,
	2016	2016	2016	2015
Reconciliation of operating income to adjusted operating income:
Operating income, GAAP basis	$61.8	$69.3	$261.6	$322.3
Merger-related adjustments	9.1	4.2	13.3	—
Adjusted operating income	$70.9	$73.5	$274.9	$322.3

Operating margin	24.6%	26.8%	25.9%	29.9%
Adjusted operating margin	28.2%	28.4%	27.2%	29.9%

Reconciliation of net income attributable to JCG to adjusted net income attributable to JCG:
Net income attributable to JCG, GAAP basis	$30.9	$41.1	$146.1	$155.8
Merger-related adjustments	9.1	4.2	13.3	—
Tax effect of merger-related adjustments	(2.1)	—	(2.1)	—
Loss on early extinguishment of debt	—	—	—	36.3
Tax effect of loss on early extinguishment of debt	—	—	—	(13.5)
Adjusted net income attributable to JCG	37.9	45.3	157.3	178.6
Less: Allocation of earnings to participating restricted stock awards	1.5	1.8	6.0	6.4
Adjusted net income attributable to JCG common shareholders	$36.4	$43.5	$151.3	$172.2

Diluted weighted average common shares outstanding	180.0	181.1	181.2	186.8
Diluted earnings per share attributable to JCG common shareholders	$0.17	$0.22	$0.78	$0.80
Adjusted diluted earnings per share attributable to JCG common shareholders	$0.20	$0.24	$0.84	$0.92

Data presented reflects past performance, which is no guarantee of future results. Due to market volatility, current performance may be higher or lower than the performance shown. Call 877.33JANUS (52687) or visit janus.com/advisor/mutual-funds for performance, rankings and ratings current to the most recent month-end.

Janus Capital Group Inc. (“JCG”) provides investment advisory services through its primary subsidiaries, Janus Capital Management LLC (“Janus”), INTECH Investment Management LLC (“INTECH”) and Perkins Investment Management LLC (“Perkins”).

“Complex-Wide Mutual Funds” means all affiliated mutual funds managed by Janus, INTECH and Perkins. “Fundamental Equity Mutual Funds” means all mutual funds managed by Janus or Perkins that invest in equity securities. “Fixed Income Mutual Funds” means all mutual funds managed by Janus that invest primarily in fixed income securities. “Mathematical Equity Relative Return Strategies” means all relative return discretionary managed accounts (not mutual funds) that are advised or sub-advised by INTECH with at least a one-year track record.

Mutual fund relative performance analysis shown is for each Fund’s parent share class (typically the share class with the longest performance history): Class T, S or I Shares in the Janus retail fund (“JIF”) trust and the Institutional or Service Shares in the Janus Aspen Series (“JAS”). These share classes may not be eligible for purchase by all investors. Other share classes may have higher sales and management fees, which can result in differences in performance.

Investing involves risk, including the possible loss of principal. The value of your investment will fluctuate over time and you may gain or lose money. A fund’s performance may be affected by risks that include those associated with non-diversification, non-investment grade debt securities, high-yield/high-risk securities, undervalued or overlooked companies, investments in specific industries or countries and potential conflicts of interest. Additional risks to funds may include those associated with investing in foreign securities, emerging markets, initial public offerings, real estate investment trusts (“REITs”), derivatives, short sales, commodity linked investments and companies with relatively small market capitalizations. Each fund has different risks. Please see a Janus prospectus for more information about risks, fund holdings and other details.

The Overall Morningstar RatingTM for a fund is derived from a weighted-average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar RatingTM metrics. For each fund with at least a three-year history, Morningstar calculates a Morningstar RatingTM based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages). The Morningstar RatingTM may differ among share classes of a mutual fund as a result of different sales loads and/or expense structures. It may be based, in part, on the performance of a predecessor fund. Morningstar does not rate funds with less than a three-year performance history.

The Morningstar percentile ranking is based on the fund’s total-return percentile rank relative to all funds that have the same category for the same time period. The highest (or most favorable) percentile rank is 1%, and the lowest (or least favorable) percentile rank is 100%. Morningstar total-return includes both income and capital gains or losses and is not adjusted for sales charges. The top-performing funds in a category will always receive a rank of 1.

Morningstar performance on an asset-weighted basis is calculated by taking all funds and assigning the assets under management (“AUM”) in each respective fund to either the 1st, 2nd, 3rd or 4th quartile bucket based on each fund’s respective Morningstar relative ranking. The total AUM of each quartile’s bucket is then divided by complex-wide total AUM to arrive at the respective percent of AUM in each bucket.

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at (800) 525-3713 or download the file from www.janus.com/info. Read it carefully before you invest or send money.

Funds distributed by Janus Distributors LLC.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “forecast” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. These statements are based on the beliefs and assumptions of Company management based on information currently available to management.

Various risks, uncertainties, assumptions and factors that could cause future results to differ materially from those expressed by the forward-looking statements included in this press release include, but are not limited to, risks specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other filings and furnishings made by the Company with the SEC from time to time. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. Many of these factors are beyond the control of the Company and its management. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except for the Company’s ongoing obligations to disclose material information under the applicable securities law and stock exchange rules, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

C-0117-7307 04-15-17

Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Fourth Quarter and Full-Year 2016 Earnings Presentation January 24, 2017 Dick Weil Chief Executive Officer Jennifer McPeek Chief Financial Officer

Forward-looking statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional information Parts of this communication are being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group, plc (“Henderson Group”). This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group, Inc. at 151 Detroit Street, Denver, Colorado 80206, c/o General Counsel and Secretary. Participants in the Solicitation Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Executive summary 4Q 2016 total company long-term net flows were $(0.3) billion, compared to net flows of $(2.4) billion in 3Q 2016, driven by net inflows into the Fixed Income and Janus Equity strategies and offset by outflows from INTECH 2016 total company long-term net flows were $(3.0) billion, compared to net flows of $(2.6) billion in 2015, which reflected net outflows from INTECH and Janus Equity strategies, partially offset by inflows in Fixed Income strategies The U.S. Intermediary channel had $2.8 billion of net flows, a 5% organic growth rate, which compared favorably on a relative basis to meaningful outflows across the U.S. active mutual fund industry Fixed Income flows were positive for the 8th consecutive year Flows into our non-U.S. business were positive for the 6th consecutive year Perkins net flows were break-even, marking the strongest result since 2010 In 2016, we experienced underperformance across a number of strategies, which negatively impacted performance fees during the year Total performance fees in 2016 were $(37) million compared to $(10) million in 2015 We generated $262 million of cash flow from operations and returned $149 million to shareholders in the form of dividends and share repurchases, a payout ratio of 57%, in 2016 The merger with Henderson Group plc remains on track for a 2Q 2017 closing

4Q and full-year 2016 results 4Q 2016 EPS of $0.17 compared to 3Q 2016 EPS of $0.22, resulting in full-year EPS of $0.78 compared to $0.80 in 2015 Adjusted EPS of $0.20 in 4Q 2016 and $0.24 in 3Q 2016 exclude $0.03 and $0.02 associated with deal-related expenses, respectively Adjusted EPS of $0.84 in full-year 2016 and $0.92 in 2015 exclude $0.06 associated with deal-related expenses and a $0.12 non-operating loss due to the early extinguishment of debt, respectively Assets Under Management of $194.5 billion at December 31, 2016, decreased 0.3% versus September 30, 2016 and increased 2.8% versus December 31, 2015 Operating margin in 4Q 2016 of 24.6% versus 26.8% in 3Q 2016 Adjusted operating margins of 28.2% in 4Q 2016 and 28.4% in 3Q 2016 exclude $9.1 million and $4.2 million of deal-related expenses, respectively Full-year 2016 operating margin of 25.9% versus 29.9% in 2015 Adjusted operating margin of 27.2% in 2016 excludes $13.3 million of deal-related expenses Total company long-term net flows were $(0.3) billion in 4Q 2016 compared to $(2.4) billion in 3Q 2016 Full-year 2016 long-term net flows of $(3.0) billion compared to $(2.6) billion in 2015 Generated cash flow from operations of $262 million in 2016 EPS(1) AUM(2) Long-Term Net Flows Operating Margin(1) Cash Flow Notes: See detail to non-GAAP adjustments on p. 23. AUM does not include $2.3 billion of Exchange-Traded Note (“ETN”) ending assets.

2016 Accomplishments Note: References Morningstar relative performance on an asset-weighted, total return basis as of December 31, 2016. Refer to p. 33 for the 5-and 10-year period for percent of assets, percent of funds in top 2 Morningstar quartiles for all periods and quantity of funds in analysis. Grow Fixed Income Business The Fixed Income business had $1.3 billion of net flows, an organic growth rate of 3%, marking the 8th consecutive year of organic growth for this business Encouragingly, growth during the year came from both retail and institutional clients in both the U.S. and non-U.S. markets Expand Non-U.S. Distribution Capabilities The non-U.S. business had net flows of $2.7 billion, an organic growth rate of 6%, representing the 6th consecutive year of organic growth for this business Strategic alliance with Dai-ichi continues to assist with ongoing growth in Japan 2016 Accomplishments: Initiative: Gain Market Share in U.S. Intermediary Channel The U.S. Intermediary channel had $2.8 billion of net flows, a 5% organic growth rate, which compared favorably on a relative basis to meaningful outflows across the U.S. active mutual fund industry During the year, we expanded the wholesaling team to continue capitalizing on momentum in the channel Focus on Fundamental Equity Performance Janus Equity investment performance was mixed with 42% and 79% of mutual fund assets in the top half of their Morningstar categories on a 1- and 3-year basis, respectively(1) 95% and 95% of Perkins mutual fund assets were performing in the top half of their Morningstar categories on a 1- and 3-year basis, respectively(1)

4Q 2016 Results Jennifer McPeek Chief Financial Officer

4Q 2016 financial review GAAP and Adjusted EPS(3) Average AUM(1) ($ in billions) Total Revenue ($ in millions) Operating Income & Margin ($ in millions) Quarter over Quarter Year over Year Notes: Average AUM does not include ETN average assets. 3Q, 4Q and full-year 2016 adjusted operating income and margin calculations exclude $4.2 million, $9.1 million and $13.3 million of deal-related expenses, respectively. See detail to non-GAAP adjustments on p. 23. 3Q 2016 and 4Q 2016 adjusted EPS excludes $0.02 and $0.03 associated with deal-related expenses, respectively. Full-year 2015 adjusted EPS excludes a $0.12 non-operating loss due to the early extinguishment of debt, and full-year 2016 excludes $0.06 associated with deal-related expenses. See detail to non-GAAP adjustments on p. 23. Adjusted Operating Income & Margin(2) ($ in millions) Represents adjusted figures $258.9 $251.4 3Q 2016 4Q 2016 $1,076.2 $1,010.7 2015 2016 $195.6 $191.9 3Q 2016 4Q 2016 $190.6 $189.3 2015 2016 $322.3 $261.6 29.9% 25.9% 2015 2016 $69.3 $61.8 26.8% 24.6% 3Q 2016 4Q 2016 $0.80 $0.78 $0.92 $0.84 2015 2016 $0.22 $0.17 $0.24 $0.20 3Q 2016 4Q 2016 $73.5 $70.9 28.4% 28.2% 3Q 2016 Adjusted 4Q 2016 Adjusted $322.3 $274.9 29.9% 27.2% 2015 2016 Adjusted

4Q 2016 investment performance summary Notes: References Morningstar relative performance on an asset-weighted, total return basis as of December 31, 2016. Refer to p. 26 and 27 for the 1-, 3- and 5-year periods and p. 33 for the 10-year period for percent of assets, percent of funds in top 2 Morningstar quartiles for all periods and quantity of funds in analysis. Excludes absolute-risk strategies. References relative performance net of fees as of December 31, 2016, as shown on p. 30 and 31. Refer to p. 32 for INTECH mutual fund analysis and disclosure. Complex-wide as of December 31, 2016. Refer to p. 33 for 3-, 5- and 10-year Morningstar ratings and quantity of funds in the analysis. Morningstar ratings are based on risk-adjusted returns. Period Ending December 31, 2016 1-Year 3-Year 5-Year % of Assets in Top Two Morningstar Quartiles Complex-Wide Mutual Fund Assets (1) 40% 71% 74% Fundamental Equity Mutual Fund Assets (1) 46% 81% 73% Fixed Income Mutual Fund Assets (1) 11% 16% 84% % of Relative Return Strategies Which Outperformed Respective Benchmarks Mathematical Equity Strategies (2) 0% 6% 15% % of Complex-Wide Mutual Funds with 4- or 5-Star Overall Morningstar Rating TM Complex-Wide Mutual Funds (3) 58%

4Q 2016 long-term net flow summary Note: Long-term flows exclude money market and ETN flows. Annualized sales and redemption rates calculated as a percentage of beginning of period assets. 27% 22% 21% 17% 26% Total Company Long-Term Flows(1) ($ in billions) Gross Redemptions Gross Sales Net Sales Annualized Redemption Rate Annualized Gross Sales Rate 21% 18% 21% 20% 25% 27% 22% 20% 23% 24% 13% 18% 11% 5% 9% 26% 12% 17% 19% 22% 55% 33% 33% 24% 46% 32% 33% 30% 25% 37% Fundamental Equity ($ in billions) Mathematical Equity ($ in billions) Fixed Income ($ in billions) 28% 22% 21% 22% 27% $5.8 $3.6 $3.7 $2.8 $5.5 ($3.4) ($3.7) ($3.3) ($2.9) ($4.4) $2.4 ($0.1) $0.4 ($0.1) $1.1 ($12) ($6) $0 $6 $12 4Q15 1Q16 2Q16 3Q16 4Q16 $1.5 $2.1 $1.3 $0.6 $1.1 ($3.0) ($1.4) ($2.0) ($2.4) ($2.7) ($1.5) $0.7 ($0.7) ($1.8) ($1.6) ($6) ($3) $0 $3 $6 4Q15 1Q16 2Q16 3Q16 4Q16 $4.8 $4.3 $4.9 $4.8 $6.1 ($6.3) ($5.2) ($4.6) ($5.3) ($5.9) ($1.5) ($0.9) $0.3 ($0.5) $0.2 ($20) ($10) $0 $10 $20 4Q15 1Q16 2Q16 3Q16 4Q16 $12.1 $10.0 $9.9 $8.2 $12.7 ($12.7) ($10.3) ($9.9) ($10.6) ($13.0) ($0.6) ($0.3) $0.0 ($2.4) ($0.3) ($32) ($16) $0 $16 $32 4Q15 1Q16 2Q16 3Q16 4Q16

4Q 2016 total revenue Total Revenue ($ in millions) Note: Includes mutual fund and private account performance fees. (1) Management Fees Shareowner Servicing Fees and Other Performance Fees Total revenue decreased 2.9% quarter over quarter The decrease in management fees and shareholder servicing fees corresponded to a 1.9% decline in average AUM Both mutual fund and private account performance fees declined due to underperformance in both Janus Equity and INTECH strategies $44.0 $42.2 ($11.8) ($14.1) $226.7 $223.3 $258.9 $251.4 3Q 2016 4Q 2016

4Q 2016 operating expenses Operating Expenses ($ in millions) 4Q 2016 operating expenses were flat quarter over quarter Deal-related expenses were $9.1 million in 4Q 2016 compared to $4.2 million in the prior quarter Excluding deal costs, operating expenses decreased due to lower G&A and asset-driven expenses 4Q 2016 adjusted operating margin, ex deal-related expenses, of 28.2% declined slightly from 3Q 2016(1) Notes: See detail to non-GAAP adjustments on p. 23. 2017 annual long-term incentive compensation is currently expected to be $75-80 million. (2) $79.9 $71.2 $17.7 $16.4 $8.2 $6.2 $39.6 $35.5 $8.4 $8.1 $28.4 $25.3 2Q 2011 3Q 2011 Employee Compensation & Benefits Long - Term Incentive Compensation Marketing & Advertising Distribution Depreciation & Amortization G&A $35.4 $35.3 $9.0 $8.5 $34.0 $33.3 $4.3 $6.5 $21.0 $19.4 $85.9 $86.6 $189.6 $189.6 3Q 2016 4Q 2016

4Q 2016 balance sheet profile

- Total cash and investments increased $62 million, or 8%, quarter over quarter
  - Cash and cash equivalents increased $121 million, or 33%, driven by strong cash flow generation and seed redemptions
- During 4Q 2016, we returned $20 million to shareholders in the form of our quarterly dividend
- Consistent with past practice, we intend to declare a quarterly dividend in April 2017, subject to the Board's approval

Balance Sheet Profile (Carrying Value)[1] – 9/30/2016 vs. 12/31/2016

($ in millions)



$734
$363
$371
$405
$110
$295
$796
$304
$492
$406
$111
$295
Cash & Investments
Debt
9/30/2016
12/31/2016
Investment Securities(2)
Cash and Cash Equivalents(3)
2018 Maturity
2025 Maturity

Notes:

(1) Numbers may not foot due to rounding.

(2) Includes seed investments of $340.8 million (including investment securities of consolidated variable interest entities of $95.1 million), investments in advised mutual funds of $4.7 million and investments related to deferred compensation plans of $17.2 million as of September 30, 2016; includes seed investments of $281.8 million (including investment securities of consolidated variable interest entities of $91.6 million), investments in advised mutual funds of $4.7 million and investments related to deferred compensation plans of $17.2 million as of December 31, 2016.

(3) Includes cash and cash equivalents of consolidated variable interest entities of $1.9 million and $6.1 million as of September 30, 2016, and December 31, 2016, respectively.

13

Topic of Discussion Dick Weil Chief Executive Officer

Indicative timetable to completion Key Activities Dates Transaction Announcement 3 October 2016 Preliminary Filing of the F-4 with the SEC 23 November 2016 Announced Proposed U.S. Mutual Fund Mergers 15 December 2016 1st Draft of UK Circular Filed with FCA 16 December 2016 Henderson FY 2016 Results 9 February 2017 Janus Capital 10-K Filing 16 February 2017(1) Release Final F-4 and UK Circular Late March(1) Henderson 1Q 2017 Trading Statement 19 April 2017(1) Janus Capital 1Q 2017 Results 20 April 2017(1) Janus Capital Special Shareholder Meeting to Approve Merger 25 April 2017(1) Henderson 2017 Annual General Meeting and Extraordinary General Meeting 26 April 2017(1) Completion of the Recommended Merger, Janus Henderson to List on NYSE 30 May 2017(1) COMPLETED PENDING Note: Reflects targeted date as of January 24, 2017.

Q&A Jennifer McPeek Chief Financial Officer Dick Weil Chief Executive Officer

Appendix

4Q 2016 asset diversification 12/31/16 Assets of $196.8 Billion(1) By Investment Discipline ($ in Billions) Note: Percentages and numbers may not foot due to rounding. By Distribution Channel ($ in Billions) By Domicile ($ in Billions) $70.1 47.2 46.7 19.6 9.8 2.3 1.1 $76.5 67.4 52.9 $150.6 46.3 36% 24% 24% 10% 5% 1% 1% Growth / Blend Fixed Income Mathematical Global / International Value ETNs Money Market 39% 34% 27% Intermediary Institutional Self-Directed 76% 24% U.S. Non-U.S.

Annual net flow summary by discipline Total Company Long-Term Flows (1) ($ in billions) Gross Redemptions Gross Sales Net Sales Fundamental Equity ($ in billions) Mathematical Equity ($ in billions) Fixed Income ($ in billions) 23% 23% 26% 22% 35% 25% 27% 23% 19% 19% 26% 21% 37% 27% 27% 22% 13% 14% 13% 11% 25% 17% 22% 18% 47% 47% 43% 35% 44% 32% 34% 32% Redemption Rate(2) Gross Sales Rate(2) Notes: Long-term flows exclude money market and ETN flows. Numbers may not foot due to rounding. Sales and redemption rates calculated as a percentage of beginning of period assets. For Kapstream, beginning of period AUM was as of July 1, 2015 (acquisition date), and 2015 sales and redemption rates are annualized based on July-December flows. $12.6 $13.7 $16.2 $15.6 ($11.7) ($9.3) ($12.9) ($14.3) $0.9 $4.4 $3.3 $1.3 ($30) ($20) ($10) $0 $10 $20 $30 2013 2014 2015 2016 $35.0 $38.9 $47.7 $40.8 ($54.7) ($43.8) ($50.3) ($43.8) ($19.7) ($4.9) ($2.6) ($3.0) ($100) ($50) $0 $50 $100 2013 2014 2015 2016 $17.2 $18.6 $24.9 $20.1 ($33.1) ($26.2) ($26.4) ($21.0) ($15.9) ($7.6) ($1.5) ($0.9) ($75) ($50) ($25) $0 $25 $50 $75 2013 2014 2015 2016 $5.2 $6.6 $6.6 $5.1 ($9.9) ($8.3) ($11.0) ($8.5) ($4.7) ($1.7) ($4.4) ($3.4) ($30) ($20) ($10) $0 $10 $20 $30 2013 2014 2015 2016

Annual net flow summary by distribution channel Total Company Long-Term Flows (1) ($ in billions) Gross Redemptions Gross Sales Net Sales 23% 23% 26% 22% 35% 25% 27% 23% Redemption Rate(2) Gross Sales Rate(2) 35% 39% 45% 37% 55% 41% 42% 34% 17% 17% 21% 17% 24% 19% 23% 20% 12% 10% 9% 6% 19% 13% 13% 13% Intermediary ($ in billions) Institutional ($ in billions) Self-Directed ($ in billions) Notes: Long-term flows exclude money market and ETN flows. Numbers may not foot due to rounding. Sales and redemption rates calculated as a percentage of beginning of period assets. For Kapstream, beginning of period AUM was as of July 1, 2015 (acquisition date), and 2015 sales and redemption rates are annualized based on July-December flows. $5.0 $4.9 $4.9 $3.3 ($8.4) ($6.8) ($6.6) ($6.4) ($3.4) ($1.9) ($1.7) ($3.2) ($20) ($10) $0 $10 $20 2013 2014 2015 2016 $8.3 $9.9 $13.0 $11.1 ($12.0) ($11.5) ($15.0) ($13.4) ($3.7) ($1.6) ($2.0) ($2.3) ($30) ($20) ($10) $0 $10 $20 $30 2013 2014 2015 2016 $21.7 $24.1 $29.8 $26.5 ($34.3) ($25.5) ($28.6) ($23.9) ($12.7) ($1.4) $1.2 $2.5 ($80) ($40) $0 $40 $80 2013 2014 2015 2016 $35.0 $38.9 $47.7 $40.8 ($54.7) ($43.8) ($50.3) ($43.8) ($19.7) ($4.9) ($2.6) ($3.0) ($100) ($50) $0 $50 $100 2013 2014 2015 2016

4Q 2016 GAAP EPS of $0.17 compared to $0.22 in 3Q 2016

($ in millions, except AUM and per share)	Quarter Ended			Year Ended		
	December 31, 2016	September 30, 2016	Variance (%)	December 31, 2016	December 31, 2015	Variance (%)
Average AUM ($ in billions)	**$ 191.9**	**$ 195.6**	**-1.9%**	**$ 189.3**	**$ 190.6**	**-0.7%**
Revenues	$ 251.4	$ 258.9	-2.9%	$ 1,010.7	$ 1,076.2	-6.1%
Operating expenses	189.6	189.6	0.0%	749.1	753.9	-0.6%
Operating income	**$ 61.8**	**$ 69.3**	**-10.8%**	**$ 261.6**	**$ 322.3**	**-18.8%**
Operating margin	**24.6%**	**26.8%**		**25.9%**	**29.9%**	
Interest expense	$ (5.2)	$ (5.3)	1.9%	$ (20.8)	$ (27.7)	24.9%
Investment gains (losses), net	(6.4)	1.5	n/m	(2.5)	(8.2)	69.5%
Other income (expense), net	(0.1)	1.0	n/m	3.9	3.2	21.9%
Loss on early extinguishment of debt	-	-	n/a	-	(36.3)	n/m
Income tax provision	(19.0)	(23.5)	19.1%	(90.9)	(94.0)	3.3%
Net income	**$ 31.1**	**$ 43.0**	**-27.7%**	**$ 151.3**	**$ 159.3**	**-5.0%**
Noncontrolling interests	(0.2)	(1.9)	89.5%	(5.2)	(3.5)	-48.6%
Net income attributable to JCG	**$ 30.9**	**$ 41.1**	**-24.8%**	**$ 146.1**	**$ 155.8**	**-6.2%**
Allocation of earnings to restricted stock	1.1	1.6	-31.3%	5.5	5.5	0.0%
Net income attributable to JCG common shareholders	**$ 29.8**	**$ 39.5**	**-24.6%**	**$ 140.6**	**$ 150.3**	**-6.5%**
Diluted earnings per share attributable to JCG common shareholders	**$ 0.17**	**$ 0.22**	**-22.7%**	**$ 0.78**	**$ 0.80**	**-2.5%**
Diluted weighted average shares outstanding (in millions)	**180.0**	**181.1**	**-0.6%**	**181.2**	**186.8**	**-3.0%**

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4Q 2016 GAAP operating margin of 24.6% versus 26.8% in 3Q 2016 December 31, September 30, Variance December 31, December 31, Variance ($ in millions, except AUM) 2016 2016 (%) 2016 2015 (%) Average AUM ($ in billions) 191.9 $ 195.6 $ -1.9% 189.3 $ 190.6 $ -0.7% Revenues Investment management fees 223.3 $ 226.7 $ 878.2 $ 913.7 $ Performance fees - mutual funds (14.2) (12.4) (46.4) (28.8) Performance fees - private accounts 0.1 0.6 9.8 19.0 Shareowner servicing fees and other 42.2 44.0 169.1 172.3 Total revenues 251.4 $ 258.9 $ -2.9% 1,010.7 $ 1,076.2 $ -6.1% Basis points Investment management fees 46.3 46.1 46.4 47.9 Investment management fees and performance fees 43.4 43.7 44.5 47.4 Operating expenses Employee compensation and benefits 86.6 $ 85.9 $ 344.0 $ 352.5 $ Long-term incentive compensation 19.4 21.0 78.9 76.8 Marketing and advertising 6.5 4.3 23.0 22.0 Distribution 33.3 34.0 133.0 141.0 Depreciation and amortization 8.5 9.0 35.5 33.0 General, administrative and occupancy 35.3 35.4 134.7 128.6 Total operating expenses 189.6 $ 189.6 $ 0.0% 749.1 $ 753.9 $ -0.6% Operating income 61.8 $ 69.3 $ -10.8% 261.6 $ 322.3 $ -18.8% Operating margin 24.6% 26.8% 25.9% 29.9% Quarter Ended Year Ended

Reconciliation of non-GAAP financial measures

	Three Months Ended		Year Ended	
	December 31, 2016	September 30, 2016	December 31, 2016	December 31, 2015
Reconciliation of operating income to adjusted operating income:				
Operating income, GAAP basis	$ 61.8	$ 69.3	$ 261.6	$ 322.3
Merger-related adjustments	9.1	4.2	13.3	–
Adjusted operating income	$ 70.9	$ 73.5	$ 274.9	$ 322.3
Operating margin	24.6%	26.8%	25.9%	29.9%
Adjusted operating margin	28.2%	28.4%	27.2%	29.9%
Reconciliation of net income attributable to JCG to adjusted net income attributable to JCG:				
Net income attributable to JCG, GAAP basis	$ 30.9	$ 41.1	$ 146.1	$ 155.8
Merger-related adjustments	9.1	4.2	13.3	–
Tax effect of merger-related adjustments	(2.1)	–	(2.1)	–
Loss on early extinguishment of debt	–	–	–	36.3
Tax effect of loss on early extinguishment of debt	–	–	–	(13.5)
Adjusted net income attributable to JCG	37.9	45.3	157.3	178.6
Less: Allocation of earnings to participating restricted stock awards	1.5	1.8	6.0	6.4
Adjusted net income attributable to JCG common shareholders	$ 36.4	$ 43.5	$ 151.3	$ 172.2
Diluted weighted average common shares outstanding	180.0	181.1	181.2	186.8
Diluted earnings per share attributable to JCG common shareholders	$ 0.17	$ 0.22	$ 0.78	$ 0.80
Adjusted diluted earnings per share attributable to JCG common shareholders	$ 0.20	$ 0.24	$ 0.84	$ 0.92

The Company presents adjusted operating income and adjusted net income attributable to JCG as non-GAAP financial measures. Management believes these non-GAAP measures provide greater transparency into our business on an ongoing operations basis and allow more appropriate comparisons with industry peers. Management uses these performance measures to evaluate the business, and they are consistent with internal management reporting. The most directly comparable GAAP measures are operating income and net income attributable to JCG.

These non-GAAP measures should not be considered as substitutes for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. Additional reconciling items may be added in the future to these non-GAAP measures if deemed appropriate. The tax effect related to reconciling items has been calculated based on the tax rate attributable to the jurisdiction to which the transaction relates.

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Mutual funds with performance-based advisory fees

Mutual Funds with Performance Fees [1] (AUM $ in millions, performance fees $ in thousands)	EOP AUM 12/31/2016	Benchmark	Base Fee	Performance Fee [2]	Performance Hurdle vs. Benchmark	4Q 2016 P&L Impact
Janus Contrarian Fund [3]	$2,886.8	S&P 500® Index	0.64%	± 15 bps	± 7.00%	($1,356.1)
Janus Research Fund [3]	4,356.7	Russell 1000® Growth Index	0.64%	± 15 bps	± 5.00%	(1,446.9)
Janus Global Research Fund [3,4]	3,037.7	MSCI World Index℠	0.60%	± 15 bps	± 6.00%	(768.9)
Janus Global Real Estate Fund	224.6	FTSE EPRA / NAREIT Global Index	0.75%	± 15 bps	± 4.00%	(29.4)
Janus International Equity Fund [5]	167.2	MSCI EAFE® Index	0.68%	± 15 bps	± 7.00%	(84.7)
INTECH U.S. Core Fund [6]	597.0	S&P 500® Index	0.50%	± 15 bps	± 4.00%	(213.8)
Perkins Mid Cap Value Fund [2]	4,195.1	Russell Midcap® Value Index	0.64%	± 15 bps	± 4.00%	(2,409.1)
Perkins Small Cap Value Fund [7]	2,458.8	Russell 2000® Value Index	0.72%	± 15 bps	± 5.50%	585.0
Perkins Large Cap Value Fund [7]	165.8	Russell 1000® Value Index	0.64%	± 15 bps	± 3.50%	(58.5)
Janus Fund [8]	7,780.9	Core Growth Index	0.64%	± 15 bps	± 4.50%	(3,171.7)
Perkins Global Value Fund [8,9]	196.2	MSCI World Index℠	0.64%	± 15 bps	± 7.00%	(73.5)
Janus Aspen Overseas Portfolio [10]	688.1	MSCI All Country World ex-U.S. Index℠	0.64%	± 15 bps	± 7.00%	(392.1)
Janus Overseas Fund [11]	1,459.1	MSCI All Country World ex-U.S. Index℠	0.64%	± 15 bps	± 7.00%	(1,070.0)
Janus Twenty Fund [12]	8,089.0	Russell 1000® Growth Index	0.64%	± 15 bps	± 8.50%	(3,407.0)
Janus Forty Fund [12]	2,692.2	Russell 1000® Growth Index	0.64%	± 15 bps	± 8.50%	(287.4)
Janus Emerging Markets Fund [13]	58.0	MSCI Emerging Markets Index℠	1.00%	± 15 bps	± 6.00%	14.2
Janus Asia Equity [14]	9.7	MSCI All Country Asia ex-Japan Index℠	0.92%	± 15 bps	± 7.00%	3.1
Perkins Select Value [15]	95.4	Russell 3000® Value Index	0.70%	± 15 bps	± 5.00%	(16.2)
Total Existing Funds with Fees	**$39,158.2**					**($14,183.0)**

Please refer to footnotes on p. 25.

24

Mutual funds with performance-based advisory fees (cont.) Notes: The funds listed have a performance-based investment advisory fee that adjusts upward or downward based on each fund’s performance relative to an approved benchmark index over a performance measurement period. Please see the funds’ Statements of Additional Information for more details. Actual performance measurement periods used for calculating the performance fees are from 12 months up to 36 months, and then over 36-month rolling periods. Adjustment of ± 15 bps assumes constant assets and could be higher or lower depending on asset fluctuations. The performance measurement period began on 2/1/2006, and the performance adjustment was implemented as of 2/1/2007. Effective close of business on March 15, 2013, Janus Global Research Fund merged with and into Janus Worldwide Fund; following the merger, Janus Worldwide Fund was renamed Janus Global Research Fund (the “Combined Fund”). The Combined Fund’s surviving performance track record is that of the former Janus Global Research Fund, and the performance measurement benchmark is the MSCI World Index. Through March 15, 2016, Janus waived its management fee to at least a level that was equivalent to the fee rate the Combined Fund would have paid if, after the merger, the performance history of Janus Worldwide Fund were used to calculate the performance fee adjustment to the base management fee. The performance measurement period began on 12/1/2006, and the performance adjustment was implemented as of 12/1/2007. The performance measurement period began on 1/1/2006, and the performance adjustment was implemented as of 1/1/2007. Effective 12/7/11, INTECH Risk-Managed Core Fund was renamed INTECH U.S. Core Fund. The performance measurement period began on 1/1/2009, and the performance adjustment was implemented as of 1/1/2010. The performance measurement period began on 7/1/2010, and the performance adjustment was implemented as of 6/30/2011. Effective 7/1/10, Janus Global Opportunities Fund was renamed Perkins Global Value Fund. The performance measurement period began on 7/1/2010, and the performance adjustment was implemented as of 9/30/2011. The performance measurement period began on 8/1/2010, and the performance adjustment was implemented as of 10/31/2011. The performance measurement period began on 7/1/2010, and the performance adjustment was implemented as of 12/31/2011. The performance measurement period began on 12/31/2010, and the performance adjustment was implemented as of 12/31/2011. The performance measurement period began on 7/29/2011, and the performance adjustment was implemented as of 7/31/2012. The performance measurement period began on 1/1/2012, and the performance adjustment was implemented as of 12/31/2012.

Complex-Wide: Percent in Top 2 Morningstar Quartiles Based on Total Returns 1-Year 3-Year 5-Year % of Funds % of Assets Complex-wide performance (1) Note: References Morningstar relative performance as of December 31, 2016. Refer to p. 33 for 10-year periods and quantity of funds in the analysis. 46% 61% 63% 61% 48% 24% 27% 31% 33% 39% 88% 94% 88% 94% 71% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 3/31/09 6/30/09 9/30/09 12/31/09 3/31/10 Percent of Janus Managed Equity JIF Funds . 1st Quartile 2nd Quartile 46% 61% 63% 61% 48% 24% 27% 31% 33% 39% 88% 94% 88% 94% 71% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 3/31/09 6/30/09 9/30/09 12/31/09 3/31/10 Percent of Janus Managed Equity JIF Funds . 1st Quartile 2nd Quartile 40% 40% 41% 32% 16% 44% 21% 17% 5% 24% 84% 61% 58% 37% 40% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 41% 47% 33% 34% 29% 34% 39% 45% 39% 42% 74% 86% 78% 73% 71% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 48% 42% 30% 32% 35% 17% 41% 45% 37% 39% 65% 82% 75% 69% 74% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 36% 39% 42% 29% 15% 34% 30% 25% 18% 22% 70% 69% 67% 47% 36% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 37% 39% 36% 30% 28% 33% 31% 36% 46% 40% 69% 69% 72% 76% 68% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 36% 33% 33% 31% 30% 31% 36% 35% 36% 34% 67% 69% 67% 67% 64% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16

Fundamental Equity: Percent in Top 2 Morningstar Quartiles Based on Total Returns Fundamental equity performance (1) 1-Year 3-Year 5-Year % of Funds % of Assets Note: References Morningstar relative performance as of December 31, 2016. Refer to p. 33 for 10-year periods and quantity of funds in the analysis. 46% 61% 63% 61% 48% 24% 27% 31% 33% 39% 88% 94% 88% 94% 71% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 3/31/09 6/30/09 9/30/09 12/31/09 3/31/10 Percent of Janus Managed Equity JIF Funds . 1st Quartile 2nd Quartile 44% 43% 46% 36% 19% 40% 24% 19% 5% 27% 84% 67% 65% 41% 46% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 46% 54% 37% 39% 33% 24% 29% 48% 43% 48% 70% 84% 85% 82% 81% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 44% 47% 33% 37% 41% 18% 35% 40% 29% 31% 62% 82% 73% 66% 73% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 37% 34% 33% 28% 28% 24% 26% 36% 51% 46% 61% 61% 69% 79% 74% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 26% 26% 29% 33% 38% 35% 38% 35% 31% 24% 62% 65% 65% 64% 62% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16 28% 33% 40% 30% 18% 38% 33% 25% 20% 20% 67% 67% 65% 50% 38% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 12/31/15 3/31/16 6/30/16 9/30/16 12/31/16

Complex-wide mutual fund rankings (1)

Janus Aspen Series ("JAS") and Janus Investment Funds ("JIF")		*Morningstar Rankings Based on Total Returns as of 12/31/2016*							
		1 Year		*3 Years*		*5 Years*		*10 Years*	
	Morningstar Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Janus Equity									
Janus Aspen Balanced Instl	Allocation--50% to 70% Equity	88	730/829	35	271/779	22	156/701	4	18/557
Janus Aspen Enterprise Instl	Mid-Cap Growth	9	56/667	1	7/639	4	22/596	5	26/546
Janus Aspen Forty Instl	Large Growth	58	864/1497	20	280/1448	10	131/1371	11	120/1170
Janus Aspen Global Allocation Mod Instl	World Allocation	84	418/496	48	212/442	28	103/370		
Janus Aspen Global Research Instl	World Stock	77	807/1041	46	430/931	23	178/771	63	341/543
Janus Aspen Global Technology Instl	Technology	26	55/212	46	95/204	20	41/201	14	27/185
Janus Aspen Janus Instl	Large Growth	75	1133/1497	47	687/1448	50	685/1371	62	727/1170
Janus Aspen Overseas Instl	Foreign Large Blend	96	758/782	98	664/673	98	626/635	84	404/476
Janus Adaptive Global Allocation I	World Allocation	52	258/496						
Janus Asia Equity I	Pacific/Asia ex-Japan Stk	23	23/97	11	8/69	18	12/63		
Janus Balanced T	Allocation--50% to 70% Equity	89	742/829	38	294/779	28	194/701	7	37/557
Janus Contrarian T	Mid-Cap Blend	85	384/448	85	352/410	54	210/388	92	305/329
Janus Diversified Alternatives I	Multialternative	3	13/430	26	68/264				
Janus Emerging Markets I	Diversified Emerging Mkts	51	428/842	9	58/673	33	174/534		
Janus Enterprise T	Mid-Cap Growth	12	76/667	3	14/639	7	43/596	10	52/546
Janus Forty S	Large Growth	60	900/1497	24	342/1448	12	157/1371	23	263/1170
Janus Global Allocation Cnsrv T	World Allocation	90	450/496	50	221/442	68	254/370	12	30/243
Janus Global Allocation Growth T	World Allocation	79	394/496	47	209/442	14	53/370	29	70/243
Janus Global Allocation Moderate T	World Allocation	85	425/496	51	225/442	43	161/370	15	37/243
Janus Global Life Sciences T	Health	66	91/137	33	44/131	14	18/126	26	30/113
Janus Global Real Estate I	Global Real Estate	28	69/248	48	101/210	13	24/189		
Janus Global Research T	World Stock	78	820/1041	49	454/931	54	420/771	12	63/543
Janus Global Select T	World Stock	70	726/1041	59	547/931	89	690/771	56	306/543
Janus Global Technology T	Technology	30	64/212	52	107/204	28	57/201	20	38/185
Janus Growth & Income T	Large Blend	18	253/1456	20	265/1363	24	309/1272	54	605/1110
Janus International Equity I	Foreign Large Growth	70	261/372	89	304/339	80	250/313	30	78/258
Janus Overseas T	Foreign Large Blend	97	765/782	99	669/673	99	631/635	96	459/476
Janus Research T	Large Growth	66	988/1497	35	503/1448	32	437/1371	15	175/1170
Janus T	Large Growth	76	1135/1497	50	722/1448	59	804/1371	74	869/1170
Janus Triton T*	Small Growth	50	350/696	14	93/657	19	114/622	1	6/553
Janus Twenty T*	Large Growth	45	670/1497	53	763/1448	28	375/1371	23	265/1170
Janus Venture T*	Small Growth	77	535/696	32	208/657	18	113/622	25	139/553

Morningstar Quartile: 1st | 2nd | 3rd | 4th

* Closed to certain new investors.

Note:
(1) In accordance with FINRA regulations, rankings cannot be publicly disclosed for time periods of less than one year. Refer to p. 33 for additional Morningstar disclosure.

28

Complex-wide mutual fund rankings, cont. (1)

Janus Aspen Series ("JAS") and Janus Investment Funds ("JIF")		*Morningstar Rankings Based on Total Returns as of 12/31/2016*							
		1 Year		*3 Years*		*5 Years*		*10 Years*	
	Morningstar Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Fixed Income									
Janus Aspen Flexible Bond Instl	Intermediate-Term Bond	69	701/1011	65	625/958	30	272/909	5	35/796
Janus Aspen Global Unconstnd Bd Instl	Nontraditional Bond	46	167/363						
Janus Flexible Bond T	Intermediate-Term Bond	70	709/1011	70	675/958	36	327/909	8	65/796
Janus Global Bond I	World Bond	88	303/344	43	143/334	47	132/278		
Janus Global Unconstrained Bond I	Nontraditional Bond	39	140/363						
Janus High-Yield T	High Yield Bond	60	441/731	34	227/665	39	225/579	30	146/480
Janus Multi-Sector Income I	Multisector Bond	45	141/310						
Janus Real Return I	High Yield Bond	97	715/731	75	504/665	97	566/579		
Janus Short-Term Bond T	Short-Term Bond	64	340/532	71	344/482	55	237/426	32	122/386
INTECH									
Janus Aspen INTECH US Low Volatil Svc	Large Blend	61	896/1456	1	14/1363				
INTECH Emrg Mkts Mgd Vol I	Diversified Emerging Mkts	89	754/842						
INTECH Global Income Mgd Vol I	World Stock	48	498/1041	16	150/931	58	451/771		
INTECH Intl Mgd Volatility I	Foreign Large Growth	67	252/372	54	185/339	33	104/313		
INTECH U.S. Core T*	Large Growth	11	164/1497	18	262/1448	28	383/1371	53	618/1170
INTECH US Mgd Volatility I	Large Blend	79	1150/1456	59	810/1363	43	544/1272	62	689/1110
Perkins									
Janus Aspen Perkins Mid Cap Value Svc	Mid-Cap Value	45	185/407	39	145/370	91	322/353	41	123/298
Perkins Global Value T	World Stock	71	740/1041	51	474/931	81	628/771	40	217/543
Perkins International Value I	Foreign Large Value	71	248/350	26	79/308				
Perkins Large Cap Value I	Large Value	77	1003/1301	65	777/1198	81	894/1106		
Perkins Mid Cap Value T*	Mid-Cap Value	46	187/407	36	132/370	91	321/353	43	129/298
Perkins Select Value I	Mid-Cap Blend	18	79/448	12	50/410	75	294/388		
Perkins Small Cap Value T	Small Value	46	195/426	11	43/396	72	271/375	5	15/296
Perkins Value Plus Income I	Allocation--50% to 70% Equity	10	80/829	12	91/779	39	270/701		

Morningstar Quartile: 1st 2nd 3rd 4th

* Closed to certain new investors.

Note:
(1) In accordance with FINRA regulations, rankings cannot be publicly disclosed for time periods of less than one year. Refer to p. 33 for additional Morningstar disclosure.

29

Mathematical equity performance: relative return strategies [1]

Composite and Respective Benchmark	Inception Date	Annualized Returns (%) for Periods Ended 12/31/2016[2] 1 Year	3 Year	5 Year	10 Year	Since Inception
U.S. Enhanced Plus Gross	7/87	7.95	8.67	14.44	7.32	10.67
U.S. Enhanced Plus Net		7.66	8.37	14.12	7.00	10.28
S&P 500® Index		11.96	8.87	14.66	6.95	9.44
Difference versus S&P 500® Index Net of Fees		(4.31)	(0.51)	(0.54)	0.06	0.85
U.S. Large Cap Growth Gross	7/93	5.97	6.93	13.59	7.59	12.19
U.S. Large Cap Growth Net		5.44	6.42	13.04	7.09	11.62
S&P 500® Growth Index		6.89	9.03	14.54	8.30	9.30
Difference versus S&P 500® Growth Index Net of Fees		(1.45)	(2.61)	(1.50)	(1.21)	2.32
U.S. Enhanced Index Gross	4/98	9.63	7.91	13.86	7.09	6.58
U.S. Enhanced Index Net		9.29	7.59	13.51	6.75	6.23
S&P 500® Index		11.96	8.87	14.66	6.95	5.83
Difference versus S&P 500® Index Net of Fees		(2.67)	(1.28)	(1.15)	(0.19)	0.41
U.S. Broad Large Cap Growth Gross	11/00	7.23	8.32	14.93	7.90	5.11
U.S. Broad Large Cap Growth Net		6.70	7.79	14.36	7.36	4.57
Russell 1000® Growth Index		7.08	8.55	14.50	8.33	3.23
Difference versus Russell 1000® Growth Index Net of Fees		(0.37)	(0.76)	(0.14)	(0.97)	1.34
U.S. Broad Enhanced Plus Gross	4/01	9.56	8.30	14.51	7.30	7.67
U.S. Broad Enhanced Plus Net		9.24	7.98	14.16	6.98	7.34
Russell 1000® Index		12.05	8.59	14.69	7.08	6.66
Difference versus Russell 1000® Index Net of Fees		(2.81)	(0.62)	(0.53)	(0.10)	0.67
U.S. Large Cap Core Gross	8/01	7.71	8.71	14.43	7.20	7.59
U.S. Large Cap Core Net		7.18	8.17	13.87	6.69	7.08
S&P 500® Index		11.96	8.87	14.66	6.95	6.18
Difference versus S&P 500® Index Net of Fees		(4.79)	(0.71)	(0.79)	(0.26)	0.90
U.S. Broad Large Cap Value Gross	8/04	16.46	7.63	14.69	6.69	8.81
U.S. Broad Large Cap Value Net		16.03	7.23	14.26	6.29	8.40
Russell 1000® Value Index		17.34	8.59	14.80	5.72	7.98
Difference versus Russell 1000® Value Index Net of Fees		(1.31)	(1.36)	(0.54)	0.57	0.42
Global Large Cap Core Gross	1/05	1.96	3.08	11.17	5.29	7.28
Global Large Cap Core Net		1.51	2.63	10.67	4.77	6.74
MSCI World® Index		8.15	4.38	11.04	4.41	6.14
Difference versus MSCI World® Index Net of Fees		(6.64)	(1.76)	(0.37)	0.36	0.60
International Large Cap Core Gross	11/06	(4.67)	(1.56)	8.10	2.70	3.58
International Large Cap Core Net		(5.08)	(1.98)	7.64	2.27	3.15
MSCI EAFE® Index		1.51	(1.15)	7.02	1.22	1.81
Difference versus MSCI EAFE® Index Net of Fees		(6.59)	(0.82)	0.62	1.05	1.34
U.S. Broad Enhanced Index Gross	10/08	8.84	6.99	13.73	-	10.21
U.S. Broad Enhanced Index Net		8.60	6.75	13.48	-	9.94
Russell 1000® Index		12.05	8.59	14.69	-	10.79
Difference versus Russell 1000® Index Net of Fees		(3.46)	(1.84)	(1.21)	-	(0.85)

Past performance is no guarantee of future results.

Notes:
(1) Excludes absolute-risk strategies. Returns for periods greater than 1 year are annualized. Refer to p. 32 for performance disclosure.
(2) Differences may not agree with input data due to rounding.

30

Mathematical equity performance: relative return strategies (cont.) (1)

Composite and Respective Benchmark	Inception Date	Annualized Returns (%) for Periods Ended 12/31/2016 (2) 1 Year	3 Year	5 Year	10 Year	Since Inception
Global Large Cap Core ex Japan (Kokusai) Gross	5/09	2.61	3.13	11.44	-	12.74
Global Large Cap Core ex Japan (Kokusai) Net		2.19	2.70	10.93	-	12.18
MSCI KOKUSAI® World ex Japan Index		8.69	4.53	11.29	-	12.60
Difference versus MSCI KOKUSAI® World ex Japan Index Net of Fees		(6.50)	(1.83)	(0.37)	-	(0.41)
European Large Cap Core Gross (EUR)	1/10	(2.55)	7.00	13.93	-	11.76
European Large Cap Core Net (EUR)		(3.04)	6.46	13.34	-	11.16
MSCI Europe® Index (EUR)		3.22	6.44	11.41	-	8.53
Difference versus MSCI Europe® Index (EUR) Net of Fees		(6.26)	0.01	1.93	-	2.63
Global All Country Enhanced Index Gross	11/11	5.46	2.96	9.81	-	9.01
Global All Country Enhanced Index Net		5.09	2.60	9.43	-	8.64
MSCI All Country World® Index		8.48	3.69	9.96	-	8.96
Difference versus MSCI All Country World® Index Net of Fees		(3.39)	(1.10)	(0.53)	-	(0.32)
Large Cap Core USA Gross	8/12	7.37	6.67	-	-	13.00
Large Cap Core USA Net		6.86	6.19	-	-	12.51
MSCI USA® Index		11.61	8.63	-	-	13.95
Difference versus MSCI USA® Index Net of Fees		(4.75)	(2.44)	-	-	(1.43)
Global All Country Core Gross	5/13	2.60	2.20	-	-	5.35
Global All Country Core Net		2.06	1.66	-	-	4.77
MSCI All Country World® Index		8.48	3.69	-	-	6.37
Difference versus MSCI All Country World® Index Net of Fees		(6.42)	(2.04)	-	-	(1.60)
Emerging Markets Core Gross	6/13	5.15	(2.68)	-	-	(2.46)
Emerging Markets Core Net		4.32	(3.45)	-	-	(3.23)
MSCI Emerging Markets® Index		11.60	(2.19)	-	-	(1.55)
Difference versus MSCI Emerging Markets® Index Net of Fees		(7.29)	(1.26)	-	-	(1.68)
Global All Country Core Select Gross	6/13	2.33	2.72	-	-	5.98
Global All Country Core Select Net		1.67	2.04	-	-	5.28
MSCI All Country World® Index		8.48	3.69	-	-	6.58
Difference versus MSCI All Country World® Index Net of Fees		(6.82)	(1.66)	-	-	(1.30)
Global All Country Core ex U.S. Gross	7/14	(1.85)	-	-	-	(4.96)
Global All Country Core ex U.S. Net		(2.43)	-	-	-	(5.53)
MSCI All Country World® ex USA Index		5.01	-	-	-	(3.82)
Difference versus MSCI All Country World® ex USA Index Net of Fees		(7.44)	-	-	-	(1.71)
Global Enhanced Plus Gross	5/15	1.32	-	-	-	(0.50)
Global Enhanced Plus Net		1.05	-	-	-	(0.77)
MSCI World® Index		8.15	-	-	-	1.65
Difference versus MSCI World® Index Net of Fees		(7.10)	-	-	-	(2.42)
Global All Country Core ex Japan Gross	10/15	2.98	-	-	-	5.87
Global All Country Core ex Japan Net		2.39	-	-	-	5.26
MSCI All Country World® ex Japan Index		8.99	-	-	-	11.22
Difference versus MSCI All Country World® ex Japan Index Net of Fees		(6.60)	-	-	-	(5.96)

Past performance is no guarantee of future results.

Notes:
(1) Excludes absolute-risk strategies. Returns for periods greater than 1 year are annualized. Refer to p. 32 for performance disclosure.
(2) Differences may not agree with input data due to rounding.

31

Mathematical equity performance disclosure For the period ending December 31, 2016, 0%, 40%, 33% and 33% of the mathematical equity mutual funds were beating their benchmarks on a 1-, 3-, 5-year and since-fund inception basis. Funds included in the analysis and their inception dates are: INTECH U.S. Core Fund – Class T (2/03); INTECH U.S. Managed Volatility Fund – Class I (12/05); INTECH International Managed Volatility Fund – Class I (5/07), INTECH Global Income Managed Volatility Fund – Class I (12/11), Janus Aspen INTECH U.S. Low Volatility Portfolio – Service Shares (9/12) and INTECH Emerging Markets Managed Volatility Fund – Class I (12/14). INTECH's focus on managed volatility may keep the Fund from achieving excess returns over its index. The strategy may underperform during certain periods of up markets and may not achieve the desired level of protection in down markets. The proprietary mathematical process used by INTECH may not achieve the desired results. Since the portfolios are regularly re-balanced, this may result in a higher portfolio turnover rate, higher expenses and potentially higher net taxable gains or losses compared to a "buy and hold" or index fund strategy. Past performance cannot guarantee future results. Investing involves risk, including the possible loss of principal and fluctuation of value. Non-U.S. investments are subject to certain risks of overseas investing, including currency fluctuations and changes in political and economic conditions, which could result in significant market fluctuations. These risks are magnified in emerging markets. Performance results reflect the reinvestment of dividends and other earnings. Composite performance results shown are time-weighted rates of return using daily valuation, include the effect of transaction costs (commissions, exchange fees, etc.), and are gross of non-reclaimable withholding taxes, if any. The composites include all actual fee-paying accounts managed on a fully discretionary basis according to the investment strategy from inception date, including those no longer under management. Portfolios meeting such criteria enter the composite upon the full first month under management. Reporting currency is USD, unless otherwise noted. The gross performance results presented do not reflect the deduction of investment advisory fees. Returns will be reduced by such advisory fees and other contractual expenses as described in each client’s individual contract. The net performance results presented reflect the deduction of model investment advisory fees, and not the advisory fees actually charged to the accounts in the composite. Prior to December 31, 2004, the model advisory fees deducted reflect the maximum fixed fee in effect for each strategy. Beginning January 1, 2005, the model advisory fees deducted reflect the standard fee schedule in effect during the period shown, applied to each account in the composite on a monthly basis. Standard fee schedules are available upon request. Actual advisory fees paid may vary among clients invested in the same strategy, which may be higher or lower than the model advisory fees. Some accounts may utilize a performance-based fee. For U.S. Large Cap Growth from inception to 12/31/05, the composite’s benchmark was the S&P 500/Barra Growth Index (“Barra Growth Index”). In 2005, S&P announced index name and methodology changes affecting the Barra Growth Index, which later became the S&P 500/Citigroup Growth Index (“Citigroup Growth Index”). During the transitional period, from 1/1/06 to 3/31/06, the benchmark return consisted partially of the return of the Barra Growth Index and the Citigroup Growth Index. On 4/1/06, the composite’s benchmark was changed to the Citigroup Growth Index. Effective 12/9/2009, the Citigroup Growth Index's name was changed to S&P 500 Growth Index. The S&P 500 Growth Index is a market-capitalization-weighted index developed by Standard and Poor's consisting of those stocks within the S&P 500 Index that exhibit strong growth characteristics. The index measures the performance of the growth style of investing in large cap U.S. stocks. The S&P 500 Growth Index will be reconstituted annually. Prior to May 21, 2010, with respect to non-U.S. securities traded on non-U.S. exchanges, INTECH used fair value prices that reflected current market conditions at the end of regular trading hours of the NYSE, normally 4:00 PM ET, rather than unadjusted closing prices in local markets. Therefore, the prices as well as foreign exchange rates used to calculate the U.S. dollar market values of securities may have differed from those used by an index. Indices generally use the unadjusted closing price in local markets instead of fair value pricing. As of May 21, 2010, prices for non-U.S. securities traded on non-U.S. exchanges are typically valued as of the close of their respective local markets. However, if a significant event takes place between the close of the local market and the close of the U.S. domestic market, a security may be fair valued. Non-U.S. securities are translated into U.S. dollars using the 4:00 P.M. London spot rate. With respect to European Large Cap Core, prices assigned to investments are published prices on their primary markets or exchanges since the composite’s inception. The returns for the indices shown do not include any transaction costs, management fees or other costs, and are gross of dividend tax withholdings. Mathematical equity strategies included in the investment performance summaries include those strategies with at least a 1-year track record. Absolute-risk strategies are excluded. MSCI makes no express or implied warranties or representations and shall have no liability whatsoever with respect to any MSCI data contained herein. The MSCI data may not be further redistributed or used as a basis for other indices or any securities or financial products This report has not been approved, reviewed or produced by MSCI.

Other important disclosures Data presented reflects past performance, which is no guarantee of future results. Due to market volatility, current performance may be higher or lower than the performance shown. Call 877.33JANUS (52687) or visit janus.com/advisor/mutual-funds for performance, rankings and ratings current to the most recent month-end. Janus Capital Group Inc. (“JCG”) provides investment advisory services through its primary subsidiaries, Janus Capital Management LLC (“Janus”), INTECH Investment Management LLC (“INTECH”) and Perkins Investment Management LLC (“Perkins”). “Complex-Wide Mutual Funds” means all affiliated mutual funds managed by Janus, INTECH and Perkins. “Fundamental Equity Mutual Funds” means all mutual funds managed by Janus or Perkins that invest in equity securities. “Fixed Income Mutual Funds” means all mutual funds managed by Janus that invest primarily in fixed income securities. “Mathematical Equity Strategies” means all relative return, discretionary managed accounts (not mutual funds) that are advised or sub-advised by INTECH. “Janus Equity Funds” means all fundamental equity funds managed by Janus, including asset allocation funds; Perkins and INTECH funds are excluded. “Perkins Mutual Funds” means all fundamental equity funds managed by Perkins, including Perkins asset allocation funds; Janus-managed and INTECH funds are excluded. Mutual fund relative performance analysis shown is for each Fund's parent share class (typically the share class with the longest performance history): Class T, S or I Shares in the Janus retail fund (“JIF”) trust and the Institutional or Service Shares in the Janus Aspen Series (“JAS”). These share classes may not be eligible for purchase by all investors. Other share classes may have higher sales and management fees, which can result in differences in performance. Morningstar Comparative Performance Morningstar performance on an asset-weighted basis is calculated by taking all funds and assigning the assets under management ("AUM") in each respective fund to either the 1st, 2nd, 3rd or 4th quartile bucket based on each fund's respective Morningstar relative ranking. The total AUM of each quartile’s bucket is then divided by complex-wide total AUM to arrive at the respective percent of AUM in each bucket. The Morningstar percentile ranking is based on the fund’s total-return percentile rank relative to all funds that have the same category for the same time period. The highest (or most favorable) percentile rank is 1%, and the lowest (or least favorable) percentile rank is 100%. Morningstar total-return includes both income and capital gains or losses and is not adjusted for sales charges. The top-performing funds in a category will always receive a rank of 1. For the 1-, 3-, 5- and 10-year periods ending December 31, 2016, 36%, 68%, 64% and 72% of the 55, 50, 47 and 36 Complex-Wide mutual funds; 38%, 74%, 62% and 73% of the 40, 39, 37 and 30 Fundamental Equity mutual funds; 33%, 33%, 67% and 100% of the 9, 6, 6 and 4 Fixed Income mutual funds outperformed the majority of their Morningstar peers based on total returns. For the 1-, 3-, 5- and 10-year periods ending December 31, 2016, 31%, 74%, 73% and 69% of the 32, 31, 30 and 26 Janus Equity mutual funds; 63%, 75%, 14% and 100% of the 8, 8, 7 and 4 Perkins mutual funds outperformed the majority of their Morningstar peers based on total returns. On an asset-weighted basis, 80% of the Complex-Wide mutual fund assets, 77% of the Fundamental Equity mutual fund assets and 100% of the Fixed Income mutual fund assets outperformed the majority of their Morningstar peers based on total returns for the 10-year period. On an asset-weighted basis, 79% and 75% of the Janus Equity mutual fund assets; and 1% and 100% of the Perkins mutual fund assets outperformed the majority of their Morningstar peers based on total returns for the 5- and 10-year periods. The Overall Morningstar RatingTM for a fund is derived from a weighted-average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar RatingTM metrics. For each fund with at least a three-year history, Morningstar calculates a Morningstar RatingTM based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Morningstar RatingTM may differ among share classes of a mutual fund as a result of different sales loads and/or expense structures. It may be based, in part, on the performance of a predecessor fund. Morningstar does not rate funds with less than a 3-year performance history. For the period ending December 31, 2016, 38%, 51% and 58% of Complex-Wide mutual funds had a 4- or 5-star Morningstar rating for the 3-, 5- and 10-year periods based on risk-adjusted returns for 50, 47 and 36 funds, respectively. 50 funds were included in the analysis for the Overall period. Investing involves risk, including the possible loss of principal. The value of your investment will fluctuate over time and you may gain or lose money. A fund’s performance may be affected by risks that include those associated with non-diversification, non-investment grade debt securities, high-yield/high-risk securities, undervalued or overlooked companies, investments in specific industries or countries and potential conflicts of interest. Additional risks to funds may include those associated with investing in foreign securities, emerging markets, initial public offerings, real estate investment trusts (REITs), derivatives, short sales, commodity linked Investments and companies with relatively small market capitalizations. Each fund has different risks, please see a Janus prospectus for more information about risks, fund holdings and other details.

Other important disclosures Indexes are not available for direct investment; therefore, their performance does not reflect the expenses associated with the active management of an actual portfolio. Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. Russell Midcap® Value Index measures the performance of those Russell Midcap® companies with lower price-to-book ratios and lower forecasted growth rates. Russell 2000® Value Index measures the performance of those Russell 2000® companies with lower price-to-book ratios and lower forecasted growth values. S&P 500® Index is a commonly recognized, market capitalization weighted index of 500 widely held equity securities, designed to measure broad U.S. equity performance. MSCI World IndexSM is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in North America, Europe and the Asia/Pacific Region. MSCI EAFE® Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East. MSCI World Growth Index is a subset of the Morgan Stanley Capital WorldSM Index which is a market capitalization weighted index composed of companies representative of the market structure of developed market countries around the world. The index includes reinvestment of dividends, net of foreign withholding taxes. MSCI All Country World Index is a free float-adjusted market capitalization weighted index that is designed to measure performance of global developed and emerging equity markets. MSCI All Country World ex USA IndexSM is an unmanaged, free float-adjusted, market capitalization weighted index composed of stocks of companies located in countries throughout the world, excluding the United States. It is designed to measure equity market performance in global developed and emerging markets outside the United States. The index includes reinvestment of dividends, net of foreign withholding taxes. Russell 1000 Index measures performance of the 1,000 largest companies in the Russell 3000 Index. Core Growth Index is an internally calculated, hypothetical combination of unmanaged indices that combines total returns from the Russell 1000® Growth Index (50%) and the S&P 500® Index (50%). MSCI USA Index is a free float-adjusted market capitalization index that is designed to measure large and mid cap U.S. equity market performance. MSCI World ex Australia Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets excluding Australia. MSCI KOKUSAI World ex Japan Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets excluding Japan. MSCI Europe Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of the developed markets in Europe. MSCI North America Index is a free float-adjusted market capitalization-weighted index that is designed to measure the performance of the developed equity markets in Canada and the United States. MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. MSCI All Country World ex Japan Index is a free float-adjusted market capitalization-weighted index that is designed to measure performance of global developed and emerging equity markets excluding Japan. Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from www.janus.com. Read it carefully before you invest or send money. Funds distributed by Janus Distributors LLC. C-0117-7308 04-15-17